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SEC FILE NUMBER
8- 68658



# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMI Capital International LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street, Suite 1100
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernie Kappotis 978-335-2015
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebba & Associates
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave (Address), Fairfield (City) NJ (State) 07004 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Ernie Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMI Capital International LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY A. MORRIS
NOTARY PUBLIC
My commission expires Aug. 1, 2019

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

**INDEPENDENT AUDITOR'S REPORT**

BMI Capital International, LLC
New York, NY

We have audited the accompanying statement of financial condition of BMI Capital International, LLC as of December 31, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BMI Capital International, LLC at December 31, 2016 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 28, 2017

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

### ASSETS

| | |
|---|---|
| Cash | $ 19,755 |
| Equipment, net of accumulated depreciation of $1,379 | 2,382 |
| Other assets | 3,545 |
| Total Assets | $ 25,682 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses and other liabilities | 4,009 |
| | |
| Member's equity | 21,673 |
| Total Liabilities and Member's Equity | $ 25,682 |

The accompanying notes are an integral part of these financial statements.

This Statement of Financial Condition has been provided by ***BMI Capital International LLC***, pursuant to Rule 17a-3 of the U.S. Securities & Exchange Act of 1934.

## NOTES TO FINANCIAL STATEMENTS:

### NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

BMI Capital International LLC (The "Company"), a limited liability company, was organized in the state of Texas on June 18, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements.

### NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

**Investment Sales and Marketing:**
Fees are earned from investment banking in private placements and mergers & acquisitions activities. Gross revenue was zero for the year ended December 31, 2016.

**Revenue Recognition:**
The Company records fees as they are earned based on services provided.

**Accounts Receivable:**
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There were no Accounts Receivable as of December 31, 2016.

**Promotion Costs:**
The Company expenses promotion costs as incurred.

**Income Taxes:**
The Company is not a taxpaying entity for federal and state income tax purposes. The Company is a disregarded entity. Accordingly, the Company's taxable income and deductions are reported by the member on his income tax returns. Therefore, no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense.

**Use of Estimates:**
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 3 – CASH AND CASH EQUIVALENTS:**

The Company holds its cash only at federally insured banks, and within very conservative accounts.

**NOTE 4 - NET CAPITAL:**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $15,746 at December 31, 2016, which exceeds required net capital of $5,000 by $10,746. The ratio of aggregated indebtedness to net capital at December 31, 2016 was .25 to 1.

**NOTE 5 – MEMBERS' EQUITY:**

As of December 31, 2016 Mr. Robert Trapp was the sole member of the Company.

**NOTE 6 – AUDIT FEE EXPENSES:**

The Company elected to record its audit fee expenses for the operational year-ended December 31, 2016 entirely in the year 2017, since 2017 is the year in which the audit was performed.

**NOTE 7 – OPERATING LEASES:**

The Company entered into a month-to-month operating lease starting in 2015 for a monthly subleasing expense of approximately $1,350 per month for New York City office space. Subleasing cxpense for the fiscal year ended December 31, 2016 was $16,770.

**NOTE 8 – FAIR VALUE:**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1* inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

*Level 2* inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

*Level 3* are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

The Company's qualifying assets or liabilities are recorded at fair value using *Level 1* inputs.

**NOTE 9 – CONCENTRATION:**

During the year ended December 31, 2016, the Company did not have any customers.

**NOTE 10 – SUBSEQUENT EVENTS:**

The Company evaluated for the presence of any significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued. No such subsequent events were noted.